December 19, 2008

Ms. Anne Nguyen Parker

Branch Chief, Division of Corporate Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-7010

U. S. A.

Re:	Mitsui & Co., Ltd.
Form 20-F for the fiscal year ended March 31, 2008
File No. 0-9929

Dear Ms. Parker:

We have received the staff’s comment letter dated December 5, 2008, relating to our annual report on Form 20-F for the fiscal year ended March 31, 2008.

After reviewing your comments, we have determined that it would require more than the 10 business days as stated in your letter for us to prepare and submit responses thereto. We currently believe that we can provide and submit to the staff such responses by January 16, 2009 taking into consideration the Christmas and New Year holidays. We therefore respectfully request that you permit us to submit our responses by that date, subject to the following paragraph.

With respect to the staff’s engineering comments, given our minority interest participations in the mining activities as well as in the oil and gas activities, we need to contact several third party operators to reconcile the method of presentation, especially regarding information on reserves. If it becomes apparent that we will not be able to provide you with complete responses to those comments by the date referred to above, we will make a request for another extension with respect to those comments.

We also respectfully request that you copy all future correspondence in this regard to us to Investor Relations Division (Fax 81-3-3285-9819). Should you have any questions or wish to discuss the foregoing, please contact Katsurao Yoshimori, General Manager, at 81-3-3285-7533 or k.yoshimori@mitsui.com, or in his absence, Masao Kurihara, Senior Manager at 81-3-3285-7784 or ma.kurihara@mitsui.com. We greatly appreciate your kind understanding in this matter.

Sincerely,

/s/ Junichi Matsumoto
Junichi Matsumoto
Executive Vice President and Chief Financial Officer

cc:	George Schuler
James Murphy
Norman Gholson
(Division of Corporate Finance
Securities and Exchange Commission)

Izumi Akai
Yoichiro Taniguchi
Vijay Iyer
(Sullivan & Cromwell LLP)